THOMAS C. PRITCHARD, PC

800 Bering Dr., Suite 201

Houston, TX 77057

February 5, 2018

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oncolix, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 19, 2018
File No. 333-222159

Dear Gentlemen:

This letter sets forth the responses of Oncolix, Inc., a Florida corporation (the “Company,” “Oncolix” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 30, 2018 concerning the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-222159) filed with the Commission on January 19, 2018 (the “Registration Statement”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

In filing this response letter, we have contemporaneously filed a second amended Registration Statement including our responses to your comments (the “Amended Registration Statement”).

Amendment No. 1 to Registration Statement on Form S-1

Management, page 58

1.

Please update your executive and director compensation disclosure to provide the information required by Item 402 of Regulation S-K as of December 31, 2017, the date of your most recently completed fiscal year. For guidance, refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

RESPONSE:

The director and executive compensation disclosure required by Item 402 of Regulation S-K as of December 31, 2017 has been updated on pages 54 through 58 of Amendment No.2.

Securities and Exchange Commission

February 5, 2018

General

2.	We note your revised disclosure indicates that the conversion price of the Convertible Notes was established on November 30, 2017 at a fixed price of $0.0545 per share. However, the capitalized term Registration Statement in Section 4(c) of the Note as defined in the Registration Rights Agreement, dated as of August 3, 2017, does not refer solely to the initial registration statement for these securities. In a phone conversation with the staff, counsel indicated that it was the intent of all parties involved to set the conversion price of the Convertible Notes on the effective date of the initial registration statement. Please revise your disclosure to clarify any ambiguity regarding the conversion price of the Convertible Notes.

RESPONSE:

Supplemental language, as set forth below, was added to the third paragraph in the section “Recent Developments – Convertible Notes” on page 7 of Amendment No. 2:

The definition and determination of “conversion price” in the Convertible Notes used the defined term “registration statement” in subparts (iii) and (iv) and to clarify any ambiguity, the intent of the investors and the Company was to determine the conversion price based on the filing date and effective date of the Initial Registration Statement (as defined below) so that the conversion price became fixed after the effective date of the Initial Registration Statement and not subject to upward adjustment based on the then closing price with respect to any Additional Registration Statement (as defined below).

Supplemental language, as set forth below, was added at the end of the second paragraph in the section “Recent Developments – Registration Rights Agreement” on page 8 of Amendment No. 2:

To clarify any ambiguity, the intent of the investors and the Company was to determine the conversion price based on the filing date and effective date of the Initial Registration Statement, and the conversion price will not be adjusted upward based on the then closing prices during the filing of any Additional Registration Statement, but rather is fixed at $.0545 per share.

Please contact the undersigned should you have any questions.

Regards,

/s/ Thomas C. Pritchard
Thomas C. Pritchard